UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NEUROGESX, INC.

(Exact name of Registrant as specified in its charter)

Options to Purchase Common Stock, $0.01 par value per share

(Title of Class of Securities)

001-33438

(Commission File Number)

Anthony A. DiTonno

President and Chief Executive Officer

Neurogesx, Inc.

2215 Bridgepointe Parkway, Suite 200

San Mateo, CA 94404

Telephone: (650) 358-3300

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Michael J. O’Donnell, Esq.

Gavin T. McCraley, Esq.

Morrison Foerster

755 Page Mill Road

Palo Alto, CA 94306

Telephone: (650) 813-5711

Facsimile: (650) 494-0792

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On October 31, 2011, Neurogesx, Inc., (the “Company”) held a conference calls to discuss its third quarter 2011 results and provide a business update. As part of that conference call, the Company announced its intention to implement a stock option exchange program for its employees (the “Option Exchange”) through the filing of a Tender Offer. The script of the conference call has been included as an exhibit to this filing.

The Option Exchange has not yet commenced and the Company may still decide later not to implement the Option Exchange.

Upon commencement of the Option Exchange, the Company will provide employees eligible to participate with written materials explaining the precise terms of the Option Exchange. The Company will also file these written materials with the SEC as part of a Tender Offer Statement on Schedule TO. ELIGIBLE EMPLOYEES ARE URGED TO READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OPTION EXCHANGE. The written materials described above and other documents filed with the Securities and Exchange Commission (the “SEC”) may be obtained free of charge from the SEC’s website at www.sec.gov. In addition, employees eligible to participate in the Option Exchange may obtain free copies of documents filed with the SEC by contacting the Company’s legal department at its principal executive offices located at 2215 Bridgepointe Parkway, San Mateo, CA 94404 telephone number (650) 358-3300, or through the Company’s website at www.neurogesx.com.

Item 12. Exhibits.

Exhibit 99.1	Script of October 31, 2011 Third Quarter Results teleconference.